PARAMOUNT RESOURCES LTD.

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES ACQUISITION OF REDCLIFFE EXPLORATION INC. SHARES

Calgary, Alberta (January 12, 2010) – Paramount Resources Ltd. (TSX:POU) ("Paramount") acquired ownership and control of 3,329,300 Class A shares of Redcliffe Exploration Inc. ("Redcliffe"), representing approximately 2.81% of Redcliffe's current outstanding Class A shares since December 18, 2009, (the date of the last Early Warning Report) through open market acquisitions.  Details of the acquisition are or will be available on SEDI, as required.

As at January 11, 2010, Paramount and Clayton H. Riddell, Paramount’s controlling shareholder, collectively own 23,228,960 Class A shares of Redcliffe, representing approximately 19.60% of Redcliffe’s outstanding Class A shares.  Paramount also owns 57,444 Class B shares of Redcliffe.  If the Class B shares held by Paramount are converted to Class A shares effective January 11, 2010, Paramount and Clayton H. Riddell would collectively own 23,803,400 Class A shares of Redcliffe, representing approximately 19.99% of Redcliffe’s outstanding Class A shares (after giving effect to the conversion.)

The open market purchases through the facilities of the TSXV were at the prevailing market price.

The acquisitions by Paramount were made for investment purposes.  Paramount may in the future increase or decrease its holdings in Redcliffe depending on market conditions or other relevant factors.  This news release is being issued pursuant to securities legislation in each province of Canada and will be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) with the report required under National Instrument 62-103.  The issuance of this news release is not an admission that Clayton H. Riddell is a joint actor with Paramount.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information or to obtain a copy of the report, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994